SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                               (Amendment No. 9)*


                           Maxcor Financial Group Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   57772G-10-0
                                 --------------
                                 (CUSIP Number)

                                Gilbert D. Scharf
                         c/o Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048

                                 with a copy to:

                                 General Counsel
                           Maxcor Financial Group Inc.
                       Two World Trade Center, 84th Floor
                            New York, New York 10048
                                 (212) 748-7000
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 23, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------------------------                  -------------------------
CUSIP No.           57772G 10 0                                Page 2 of 6 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gilbert D. Scharf
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                      1,374,732 (including shares issuable
BENEFICIALLY                                upon currently exercisable Options)
OWNED BY                             -------------------------------------------
EACH REPORT-                         8      SHARED VOTING POWER
ING PERSON                                  0
WITH                                 -------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            1,374,732 (including shares issuable
                                            upon currently exercisable Options)
                                     -------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,374,732 (including shares issuable upon currently exercisable Options)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 Pages

         Gilbert D. Scharf (the "Reporting Person") hereby amends his Statement on Schedule 13D, dated December 7, 1994 (previously amended on March 14, 1996, amended and restated on August 28, 1996, and further amended on each of December 9, 1997, January 13, 1998, December 23, 1998, January 11, 1999, May 7, 1999 and
December 9, 1999), relating to the Common Stock, $.001 par value, of Maxcor Financial Group Inc., a Delaware corporation, as follows:

Item 2.  Identity and Background.
         -----------------------

Paragraph (b) of Item 2 is hereby deleted and replaced in its entirety by the following:

    (b)  Residence or business address:

         c/o Maxcor Financial Group Inc.
         Two World Trade Center, 84th Floor
         New York, New York 10048

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

New paragraphs (i) and (j) are hereby added to the end of Item 3 as follows:

         (i) On February 25, 2000, the Reporting Person received a grant from the Issuer of an additional 40,000 Options, with an exercise price of $2.61 per share. On July 3, 2001, the Reporting Person received a grant from the Issuer of an additional 30,000 Options, with an exercise price of $3.00 per share. Each grant was of non-qualified stock options. Each grant vests in equal 25% increments on each of the first through fourth anniversaries of the date of grant.

         (j) On August 23, 2001, the Reporting Person exercised all 100,000 of the ISO Options that were granted to him on August 26, 1996 and that are described in paragraph (c) above. The Reporting Person paid the option exercise price of $2.00 per share through the delivery of 44,151 shares of Common Stock (valued for these purposes, pursuant to the Issuer's 1996 Stock Option Plan, at $4.53 per share) that were held indirectly by the Reporting Person in the Gilbert D. Scharf Living Trust (the "Trust"), of which the Reporting Person is the sole trustee. Upon exercise of the Options, the Reporting Person caused all 100,000 shares of Common Stock receivable upon the exercise to be delivered to the Trust.

Item 4.  Purpose of Transaction.
         ----------------------

The following sentence is hereby inserted between the existing first and second sentences of the first paragraph of Item 4:

     The Reporting Person's acquisition of Common Stock described in Item 3(j) above also was for the purpose of exercising, in a tax efficient manner for the Reporting Person, Options that were about to expire.

                               Page 3 of 6 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Paragraph (a) of Item 5 is hereby deleted and replaced in its entirety by the following:

         (a) The Reporting Person currently beneficially owns 1,374,732 shares of Common Stock. This number of shares represents: (i) 661,839 shares of Common Stock that are directly owned (including through IRA accounts) by the Reporting Person, (ii) 496,643 shares of Common Stock that are held in the Trust, and (iii) 216,250 Options that are currently exercisable. In its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, the Issuer reported that a total of 7,090,824 shares of Common Stock were outstanding as of August 9, 2001. Based on such information, the Common Stock currently beneficially owned by the Reporting Person represents approximately 18.8% of the Common Stock outstanding (including shares issuable upon exercise of the currently exercisable Options held by the Reporting Person).

Item 6.  Contracts, Understandings or Relationships
         with Respect to Securities of the Issuer
         ----------------------------------------

The following two paragraphs are hereby added to Item 6 immediately prior to the existing last paragraph thereof:

         In June 1999, in connection with the repurchase at such time by the Issuer of approximately three million shares of Common Stock held by investment partnerships controlled by WCAS, the Registration Rights Agreement was terminated, with all registration rights granted thereunder (including to the Reporting Person) extinguished.

         On July 26, 2001, the Issuer executed an amendment, dated July 26, 2001 (the "Rights Amendment"), to the Rights Agreement, dated as of December 6, 1996, between the Issuer and Continental Stock Transfer & Trust Company, as rights agent (the "Rights Agreement"). The Rights Amendment changed the definition of the term "Acquiring Person" contained in the Rights Agreement so as to permit the Reporting Person, who is the Issuer's Chief Executive Officer (and who, as a result of stock repurchases made by the Issuer through the date of the Rights Amendment, had become the beneficial owner, for purposes of the Rights Agreement, of more than 15% of the outstanding Common Stock), the flexibility to acquire beneficial ownership of additional shares of Common Stock representing up to 5% of the shares outstanding as of the date of the Rights Amendment (which was 7,090,824 shares) without becoming an Acquiring Person, instead of the limitation of up to 1% of such shares that would have applied in the absence of the Rights Amendment.

         The foregoing is merely a summary of the Rights Amendment and is qualified in its entirety by reference to the full text of the Rights Amendment, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference.

                               Page 4 of 6 Pages

Item 7.  Material to be filed as Exhibits.
         --------------------------------

The following document is hereby added as Exhibit 5 to the materials listed in
Item 7:

     5. Amendment No. 1, dated July 26, 2001, to Rights Agreement, dated as of December 6, 1996, between the Issuer and Continental Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.6a to the Current Report on Form 8-K of the Issuer, dated July 27, 2001).

                                Page 5 of 6 Pages

                                 SIGNATURE PAGE
                                 --------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify the information set forth in this Statement is true, complete and correct.


Dated:   September 7, 2001



                                            /s/ GILBERT D. SCHARF
                                            ------------------------------------
                                            Gilbert D. Scharf

                               Page 6 of 6 Pages